Hey [redacted]

FYI, see below:

These are required disclosures that I am required to notify you of before you send your 50k reservation to Wefunder here: wefunder.com/bunch.bikes

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Any questions, just let me know!

—

Aaron Powell
Founder & CEO | **Bunch Bikes - As Seen On Shark Tank**
A Dad Sharing the Joy of Family Biking